Mail Stop 6010

May 11, 2007

VIA U.S. MAIL and FACSIMILE (858) 875-5352

Steven Kemper
Dexcom, Inc.
Chief Financial Officer
5555 Oberlin Drive
San Diego, CA 92121

> **RE:** **Dexcom, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed February 27, 2007**
> **Form 10-Q for the quarterly period ended March 31, 2007**
> **File No. 000-51222**

Dear Mr. Kemper:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Kemper
Dexcom, Inc.
May 11, 2007
Page 2

Form 10-Q for the quarterly period ended March 31, 2007

Condensed Consolidated Financial Statements

Note 1. Organization and Significant Accounting Policies, page 6

1.   Please revise future filings to provide a specific revenue recognition policy that
        demonstrates your compliance with SAB 104. The policy should address, where
        significant, customer acceptance, return policies, post shipment obligations,
        warranties, credits and discounts, rebates, price protection or similar privileges
        and how these impact revenue recognition.

2.   As a related matter, we see that you sell STS systems and disposable units. Please
        revise future filings to disclose if you sell systems combined with disposable
        units. If so, you should disclose the method used to determine the individual
        components and how you value them. Additionally, please revise to disclose
        whether customers are subject to minimum purchase of disposables or if the price
        of the system is variable based upon the purchase of disposables. The accounting
        for the sale of the disposable units and the STS Systems should be clearly
        disclosed.

Note 4. Commitments and Contingencies, page 8

3.   We see that you entered into hedge transactions to minimize dilution of your
        common stock upon conversion of the convertible senior notes. Please provide us
        with your analysis of the transaction under paragraphs 12-32 of EITF 00-19 and
        tell us the accounting basis for recording the cost of the call spread transaction as
        a reduction to additional paid in capital with no subsequent recognition of changes
        in fair value.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your
response that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that
we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief